BROWNSVILLE COMPANY
23227 Dogwood Avenue
Maple Ridge, British Columbia
Canada V2X 4S4

August 11, 2005

United States
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington D.C. 20549

Attention:   Mr. Mark Webb
                 Assistant Director
                 Mail Stop 0404

RE:   Brownsville Company
         Form SB-2 Registration Statement
         Registration No. 333-122720

Dear Mr. Webb:

Pursuant to the provisions of Rule 461 of Regulation C of the Securities Act of 1933, as amended, Brownsville Company (the ACompany@) requests acceleration of the effective date of its Form SB-2 Registration Statement to Friday, August 12, 2005, at 4:00 p.m., E.D.T., or as soon thereafter as practicable.

The Company is aware that the filing with the Securities and Exchange Commission (the ACommission@) may not be relied upon in any degree to indicate that the registration statement is true, complete or accurate.

Please be advised that the Company has not distributed any preliminary prospectuses and the Company is in compliance with Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

Further, no other documents, reports or memoranda have been prepared for external use by the Company.

The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
RE:   Brownsville Company
         Form SB-2 Registration Statement
         SEC File 333-122720
August 11, 2005

The undersigned is aware of its respective responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed transaction specified in the above captioned registration statement.

Thank you for your cooperation.

Yours truly,

Brownsville Company

BY:	/s/ Xuxin Shao
Xuxin Shao, President, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer, Secretary, Treasurer and a member of the Board of Directors

AWB: hdw

cc: Conrad C. Lysiak